GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

File No. ~~82-4991~~
82-3023

NEWS RELEASE

TSX Trading Symbol: GNH
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE MINES ACQUIES SILVER PROPERTY IN MAINE

Golden Hope Mines Limited has arranged to acquire, through a wholly owned subsidiary, a 100% interest in the mineral and mining rights to 437 acres in Washington County, Maine, U.S.A. The property includes at least five notable silver occurrences with associated base metals, partially defined most recently in the 1980's when silver prices were at an all-time high.

Drill intersections from that period encountered continuous silver mineralization over widths of hundreds (100's) of feet, to a maximum tested depth of approximately one thousand (1,000) feet.

Golden Hope Mines plans to further test the established mineral systems for large tonnage, bulk mining possibilities comparable to similar silver deposits presently under development elsewhere. Additionally, exploration surveys will be directed to possible new mineral systems beyond the presently defined limits.

The property is roadside in a rural region of well-developed infrastructure. The social and political climate for mineral exploration and development is excellent: according to publicity put out by its Geological Survey, "The State of Maine is open for business."

ON BEHALF OF THE BOARD

"Peter Smith"

Peter H. Smith
Director

For further information, please visit ***www.goldenhopemines.com*** **or** contact Debra Chapman at 604-434-8829.

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.